EXPRESS SCRIPTS, INC.
13900 Riverport Drive
Maryland Heights, Missouri 63043
March 22, 2007
Via EDGAR
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628
Re:    Express Scripts, Inc.
Registration Statement on Form S-4 (File No. 333-140001)
Schedule TO-T (File No. 5-47839)
Ladies and Gentlemen:
           Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Express Scripts, Inc. (the “Company”) hereby requests the withdrawal of the Company’s Registration Statement on Form S-4 (File no. 333-140001) filed with the Securities and Exchange Commission on January 16, 2007, as amended on February 6, 2007 and March 12, 2007, together with all exhibits thereto (the “Registration Statement”). The Company’s request is based on its termination of the exchange offer to which the Registration Statement relates because the conditions set by the Company for the completion of the exchange offer were not satisfied. The Registration Statement was never declared effective and no securities have been sold or exchanged pursuant thereto.
           In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
           Should you have any questions on this matter, please contact Lou Kling or Kenneth Wolff of Skadden, Arps, Slate Meagher & Flom LLP at (212) 735-2770 and (212) 735-2681, respectively.

Sincerely, EXPRESS SCRIPTS, INC.
By:	/s/ Tomas M. Boudreau
Thomas A. Dineen
Thomas M. Boudreau Senior Vice President and General Counsel